SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 2, 2005

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2005

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press release N°1 of May 31, 2005
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First Quarter 2005:

Technical and net profitability confirmed
Transition to IFRS: a slight positive impact

•	Gross written premiums: EUR 621 million

•	Net income: EUR 32.8 million

•	Operating income: EUR 61 million

•	Combined ratio for Non-Life business: 96.2% (100.1% including CRP)

•	Operating cash flow: EUR – 348 million after commutations

•	Group equity: EUR 1,382 million at 31 March 2005

The SCOR Board of Directors of today, chaired by Denis Kessler, approved the accounts of the first quarter of 2005.

     1. Transition to IFRS: a slight positive impact

The transition of the balance sheet at 31 December 2004 from French accounting standards to IFRS has been positive for SCOR. It confirms the Group’s technical profitability, both in Life and Non-Life Reinsurance.

Principal effects of the transition of the 31 December 2004 accounts to IFRS:

EUR Millions, at 31/12/2004	IFRS	French accounting standards
Premium income	2,561	2,528
Group net income	75	69
Shareholders equity	1,326	1,324

Since 1 January 2005, SCOR’s consolidated accounts have been established in accordance with IFRS.

IFRS financial information is prepared according to the standards and interpretations published on 31 December 2004. The IFRS financial information is established in accordance with the provisions of IFRS 1 “First-Time Adoption of International Financial Reporting Standards”. The accounting principles used to establish IFRS financial information are applied retrospectively to the opening statement of financial position, constituting the general principle of restatement. The impact of these restatements is recorded directly against equity.

The transition to IFRS is conducted in two stages for the insurance industry, and the valuation of insurance contracts will not be carried out until a second stage. This will result by definition in the asymmetrical accounting of assets and liabilities, which will generate volatility. This transition therefore generates net income volatility for all insurance and reinsurance companies. During the first phase, however, this volatility is reduced by “shadow accounting”, which permits the restatement of certain liabilities and by the categorisation of certain invested assets according to the purpose for which they are held.

The figures set out below are pro-forma and therefore directly comparable.

     2. First quarter 2005 results under IFRS

The first quarter 2005 figures confirm the steadiness of SCOR’s financial and operational results. The combined ratio for Non-Life business (excluding CRP) in the first quarter is 96.2%, compared to 99.6% (excluding CRP) for the first quarter of 2004. Including CRP, the combined ratio for Non-Life business is 100.1% for the first quarter of 2005, compared to 101.2% for the first quarter of 2004. These combined ratios in 2005 include the net cost for

SCOR of EUR 20 million for storms Erwin and Gudrun, which struck in Europe at the beginning of the year. The net income of EUR 32.8 million confirms the SCOR Group’s profitability following the new underwriting policy in place since 2002.

2.1. Global business for the first quarter of 2005

Gross written premiums amounted to EUR 621 million at 31 March 2005, compared to EUR 722 million at 31 March 2004, representing a decrease of 14%. This decrease is principally due to the lower underwriting of Savings business on the Life Reinsurance side in the US as a result of the Group’s rating.

2.2. The Group’s global income confirms its technical profitability

The operating income at 31 March 2005 was EUR 61 million, compared to EUR 78 million at 31 March 2004.

Net income at 31 March 2005 was EUR 32.8 million, compared to a net income of EUR 45 million at 31 March 2004. This result confirms the Group’s technical profitability, which compensates for the decrease in capital gains and lower foreign currency income compared to the first quarter of 2004.

Group operating cash flow for the first quarter of 2005 amounts to EUR –348 million compared to EUR –212 million for the first quarter of 2004. This is mainly due to the commutations carried out during the first quarter of 2005 for a total amount close to EUR 250 million.

Net liabilities relating to contracts, which include technical reserves on insurance contracts as well as liabilities linked to financial contracts, reached 9,195 million at 31 March 2005, compared to EUR 9,298 million at 31 March 2004. This slight contraction is also due to commutations carried out on during the course of the first quarter in the Non Life business.

Group equity amounted to EUR 1,382 million at 31 March 2005, compared to EUR 1,326 million at 31 December 2004. Under IFRS, group equity now includes unrealised capital gains on investment securities other than real estate.

Group overheads amounted to EUR 49 million for the first quarter of 2005. This is 6.9% higher than Group overheads for the first quarter of 2004. The first quarter of 2005 includes a charge for staff costs related to the accounting under IFRS for the share attribution plan, as well as stock options (benefits considered as remuneration).

     3. Results by line of business

With regard to the transition to IFRS, SCOR will henceforth report on the following business segments:

– Non-Life reinsurance: as well as Property & Casualty, Large Corporate Accounts and Credit and Surety treaties, this segment now includes Commercial Risk Partners (CRP) business in run-off, as well as the Non-Life portion of Life, Accident and Health Reinsurance, which was previously included in the Life & Accident reinsurance sector.

– Life reinsurance: individual and group life reinsurance products, health and long-term care, financing, accident, disability and unemployment.

3.1. Gross written premiums in Non-Life reinsurance reached EUR 356 million in the first quarter of 2005, down 9% compared to the first quarter of 2004 at current exchange rates. This drop in the first quarter of 2005 reflects the underwriting contraction over the course of the last two years in the United States, which led to reduced issuance of premiums today on past contracts.

The combined ratio for the Non-Life reinsurance business amounted to 100.1% in the first quarter of 2005, compared to 101.2% in the first quarter of 2004. Excluding CRP, the combined ratio for the first quarter of 2005 was 96.2%, compared to a combined ratio excluding CRP of 99.6% for the first quarter of 2004.

Operating income for Non-Life reinsurance business amounted to EUR 46 million in the first quarter of 2005, compared to EUR 64 million in the first quarter of 2004.

3.2. Gross written premiums for Life reinsurance reached EUR 265 million in the first quarter of 2005, compared to EUR 331 million in the first quarter of 2004.

Operating income for the Life reinsurance business reached EUR 15 million in the first quarter of 2005, compared to EUR 14 million in the first quarter of 2004.

     4. Asset management at 31 March 2005

Investment income net of expenses and excluding borrowing costs at 31 March 2005 amounted to EUR 87 million, compared to EUR 108 million at 31 March 2004.

This development is mainly due to variations in the fair value of investments and capital gains and losses on the sale of investments, which represented EUR 10 million in the first quarter of 2005 compared to EUR 27 million in the first quarter of 2004.

Investment income net of asset management fees was essentially stable at EUR 72 million, compared to EUR 74 million in the first quarter of 2004. Currency gains contracted slightly, due to variations in the euro, amounting to EUR 7 million at 31 March 2005 compared to EUR 9 million at 31 March 2004.

Financial expenses dropped to EUR 15 million at 31 March 2005, compared to EUR 19 million at 31 March 2004. At 31 March 2004, these financial expenses included EUR 5.5 million in minority interests.

Insurance business investments reached EUR 9,504 million at 31 March 2005, compared to EUR 9,919 million at 31 December 2004.

In accordance with IFRS classification, these investments are distributed in the following categories: 3% in “investment property”, 59% in “available-for-sale investments”, 8% in “investments at fair value by income”, 15% in “loans and receivables”, and 15% in “cash”. The “derivative instruments” are negligible.

Denis Kessler, Chairman and Chief Executive Officer, said:

“The first quarter results, which now conform to IFRS, confirm the technical profitability of underwriting in Life and Non-Life reinsurance. The strategy, which favours underwriting quality and operating profitability over volume, is showing results. The SCOR Group is actively pursuing the settlement of the IRP issue and is focused on reducing its cost base. Now that it has regained its solvency and profitability, the SCOR Group is mobilised to serve its clients on its chosen markets and business lines.”

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Consolidated key figures under IFRS

In EUR million
(at current exchange rates)	31 March 2004	31 March 2005	Change
Gross written premiums	722	621	–14%
Operating income	78	61	–23%
Net income	45	33	–27%

In EUR million
(at current exchange rates)	31 December 2004	31 March 2005	Change
Net liabilities relating to contracts	9,298	9,195	–1%
Insurance business investments	9,919	9,504	–4%
Group equity	1,326	1,382	+ 4%

In EUR	31 March 2004	31 March 2005	Change
Earnings per share	0.06	0.04	—
Net book value per share	1.71	1.70	—

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2005 timetable
Payment of dividend (subject to approval by the General Meeting)	8 June 2005
Embedded Value Vie	29 June 2005
Half year 2005 results	1st September 2005
Third quarter 2005 results	3 November 2005

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release N°2 of May 31, 2005
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Combined General Meeting of Shareholders
31 May 2005

The Combined General Meeting of Shareholders of SCOR chaired by Denis Kessler took place in Paris on May 31, 2005. It approved all of the resolutions submitted to it.

The agenda was as follows:

Concerning the ordinary shareholders’ meeting:

1.	Approval of the annual accounts for the fiscal year ended December 31, 2004;

2.	Allocation of income and determination of the dividend for the fiscal year ended December 31, 2004;

3.	Approval of the consolidated accounts for the fiscal year ended December 31, 2004;

4.	Approval of the agreements referred to in the statutory auditors’ special report pursuant to Article L. 225-38 of the French Commercial Code;

5.	Renewal of Mr. Allan Chapin’s mandate as director;

6.	Renewal of Mr. Daniel Havis’s mandate as director;

7.	Renewal of Mr. Jean Simonnet’s mandate as director;

8.	Ratification of the cooptation of Mr. Helman Le Pas de Sécheval as director;

9.	Renewal of Mr. Georges Chodron de Courcel’s mandate as censeur;

10.	Fixing of the amount of directors’ fees;

11.	Authority granted to the board of the directors in order to carry out transactions on the shares of the Company;

12.	Powers of attorney to carry out formalities.

Concerning the extraordinary shareholders’ meeting:

13.	Delegation of powers to the board of directors in order to issue ordinary shares, within the limit of 10% of the Company’s capital, in view of remunerating in-kind contributions granted to the Company involving shares of IRP Holdings Limited;

14.	Delegation of authority to the board of directors in order to decide – exclusively for the purposes of the financing or the refinancing by the Company of the acquisition of the minority interests of IRP Holdings Limited and of the reinforcing of the Company’s capital base – to increase the share capital by issuance, with shareholders’ preferential subscription right, of ordinary shares and/or securities granting access to the Company’s capital;

15.	Delegation of authority to the board of directors in order to decide – exclusively for the purposes of the financing or the refinancing by the Company of the acquisition of the minority interests of IRP Holdings Limited and of the reinforcing of the Company’s capital base – to increase the share capital by issuance, with cancellation of the shareholders’ preferential subscription right, of ordinary shares and/or securities granting access to the Company’s capital;

16.	Authorization granted to the board of directors in order to increase the number of shares and/or securities to be issued in the event of a capital increase with or without shareholders’ preferential subscription right;

17.	Authorization granted to the board of directors in order to reduce the share capital by cancellation of the Company’s own treasury shares;

18.	Authorization granted to the board of directors in order to grant options to subscribe and/or purchase shares for the benefit of members of the salaried personnel and Company representatives;

19.	Authorization granted to the board of directors in order to attribute ordinary shares of the Company at no cost to members of the salaried personnel and Company representatives;

20.	Delegation of authority to the board of directors in order to carry out the capital increase by issuance of shares reserved for the members of savings plans (plans d’épargne), with cancellation of the preferential subscription right to the benefit of such members;

21.	Aggregate ceilings of the capital increases;

22.	Harmonization of the Company’s by-laws with Ordinance No. 2004-604 dated June 24, 2004 amending the regime of securities issued by commercial companies such as ratified and modified by the legal simplification law (loi de simplification du droit);

23.	Powers of attorney to carry out formalities.

This resolutions were all approved by a majority of over 92% of the votes of the shareholders present and represented at the General Assembly.

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2005 timetable
Payment of dividend	8 June 2005
Embedded Value Vie	29 June 2005
Half year 2005 results	1st September 2005
Third quarter 2005 results	3 November 2005

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.